Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282755

Prospectus Supplement No. 3
(To Prospectus dated December 5, 2024 Prospectus Supplement No. 1, dated January 7, 2025 and Prospectus Supplement No. 2, dated January 14, 2025)

CERO THERAPEUTICS HOLDINGS, INC.

638,563,750 Shares of Common Stock

This prospectus supplement no. 3 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 5, 2024 (as may be supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-282755). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on January 21, 2025 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are listed on Nasdaq Global Market and Nasdaq Capital Market (collectively, “Nasdaq”) under the symbols “CERO” and “CEROW,” respectively. On January 21, 2025, the last quoted sale price of our common stock as reported on Nasdaq was $2.31 per share and the last quoted sale price of our public warrants as reported on Nasdaq was $0.0154 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 31 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 22, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2025

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CERO	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of common stock	CEROW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 17, 2025, CERo Therapeutics Holdings, Inc. (the “Company”) received a letter setting forth the determination of a panel convened by Nasdaq (the “Nasdaq Panel”) granting the Company’s request for an extension (the “Extension”) to regain compliance with certain continued listing requirements of the Nasdaq Stock Market until April 22, 2025 (the “Extension Date”). The Company presented its plan (the “Plan”) for regaining compliance with such requirements at a hearing conducted on December 17, 2025.

As previously disclosed, the Company has not been in compliance with the $50 million minimum Market Value of Listed Securities requirement (the “MVLS Requirement”), the $15 million minimum Market Value of Publicly Held Securities requirement (the “MVPHS Requirement”) and the $1.00 minimum Bid Price requirement (the “Bid Price Requirement”). All applicable automatic grace periods for regaining compliance for such requirements have expired. The Company’s Plan includes transferring the listing of its securities to the Nasdaq Capital Market, which permits companies to satisfy a $2.5 million minimum stockholders’ equity requirement in lieu of the MVLS Requirement, and a lower $1 million MVPHS Requirement, completing a reverse stock split to regain compliance with the Bid Price Requirement and certain capital raising activities to attain such $2.5 million of stockholders’ equity.

The Extension is subject to certain conditions, including that the Company regain compliance with the Bid Price Requirement and apply to transfer the listing of its securities to the Nasdaq Capital Market by January 22, 2025, as well as the provision of certain information prior to the Extension Date. The Company effected a reverse stock split at a 100 to 1 ratio prior to the open of trading on January 8, 2025 and the closing price of its common stock on Nasdaq has been above $1.00 on each trading day following such reverse stock split. The Company expects to submit the application to transfer the listing of its securities to the Nasdaq Capital Market on the date of this Current Report on Form 8-K. The Company also intends to provide the information required by the Nasdaq Panel’s decision within the timeframe required thereby. The Company has made substantial progress towards attainment of at least $2.5 million of stockholders’ equity through the receipt of proceeds of its committed equity facility and exercises of warrants to purchase shares of preferred stock since its last balance sheet date of September 30, 2024, and has filed a registration statement under the Securities Act of 1933 for additional capital raising intended to contribute materially to such stockholders’ equity. Nevertheless, the Company cannot assure its stockholders that it will be successful in raising capital or in satisfying the minimum stockholders’ equity requirement by the Extension Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2025	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

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